Filed by CC Neuberger Principal Holdings II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vector Holding, LLC

Investor Presentation March 17 th 2022

NBA Video Click to view video

This confidential investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to an investment in connection with the proposed business combination (the “Business C ombination”) between CC Neuberger Principal Holdings II (“SPAC”) and Griffey Global Holdings, Inc. (together with its subsidiaries, the “Company”). The information contained herein does not purport to be all - inclusive and none of SPAC, the Company or their respective representatives or aﬃliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. Neither the Company nor SPAC has verified, or will verify, any part of this Presentation. The recipient should make its own independent investigations and analyses of the Company and its own assessment of all information and material provided, or made available, by the Company, SPAC or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives. This Presentation is not intended to form the basis of any investment decision and there can be no assurance that any transaction will be undertaken or completed in whole or in part. The delivery of this Presentation shall not be taken as any form of commitment on the part of SPAC, the Company or its shareholders to proceed with a transaction, and no offers will subject SPAC, the Company or its shareholders to any contractual obligations before definitive documentation has been executed. SPAC and the Company reserve the right at any time without prior notice and without any liability to (i) negotiate with one or more prospective investors in accordance with any timetable and on any terms that SPAC or the Company may decide, (ii) provide different information or access to information to different prospective investors, (iii) enter into definitive documentation and (iv) terminate the process, including any negotiations with any prospective investor without giving any reasons therefor. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any security of SPAC, the Company or any of their respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and ﬁnancial advisors as to legal and rela ted matters concerning the matters described herein, and, by accepting this Presentation, you conﬁrm that you are not relying upo n the information contained herein to make any decision. The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non - public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act"), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b - 5 thereunder. This Presentation and information contained herein constitutes conﬁdential information and is provided to you on the conditio n t hat you agree that you will hold it in strict conﬁdence and not reproduce, disclose, forward or distribute it in whole or in part without the prior written consent of SPAC and the Company and is intended for the recipient hereof only. By accepting this Presentation, the recipient agrees (a) to maintain the confidentiality of all information that is contained in this Presentation and not already in the public domain and (b) to return or destroy all copies of this Presentation or portions thereof in its possession upon request. Forward Looking Statements Certain statements in this Presentation may be considered forward - looking statements. Forward - looking statements generally relat e to future events or SPAC’s or the Company’s future ﬁnancial or operating performance. For example, statements regarding ant icipated growth in the industry in which the Company operates and anticipated growth in demand for the Company’s products, projections of the Company’s future ﬁnancial results, including future Revenue and Adjusted EBITDA, possible growth opportunities for the Company and other metrics are forward - looking statements. In some cases, you can identify forward - looking statements by terminology such as “pro forma,” “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “fo rec ast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward - looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward - looking statements. These forward - looking statements are based upon estimates and assumptions that, while considered reasonable by SPAC and its management, and the Company and its management, as the case may be, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond the Company’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of SPAC, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined c ompany may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of exp enses and profitability; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward - Looking Statements” in SPAC’s final prospectus relating to its initial public offering dated July 30, 2020 or in other documents filed by SPAC with the SEC and the “Risk Fa ctors” section included in the Appendix to this Presentation. There may be additional risks that neither SPAC nor the Company presently know or that SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward - looking statements. Nothing in this Presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved. You should not place undue reliance on forward - looking statements, which speak only as of the date they are made. Neither SPAC nor the Company undertakes any duty to update or revise these forward - looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this Presentation. The Company and SPAC disclaim any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this Presentation and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold the Company, SPAC or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives liable in any respect for the provision of this Presentation, the information contained in this Presentation, or the omission of any information from this Presentation. Only those particular representations and warranties of the Company or SPAC made in a definitive written agreement regarding the transaction (which will not contain any representation or warranty relating to this Presentation) when and if executed, and subject to such limitations and restrictions as specified therein, shall have any legal effect. Non - GAAP Financial Measures This Presentation includes projections of certain financial measures not presented in accordance with generally accepted account ing principles (“GAAP”) including, but not limited to, EBITDA, EBITDA Margin, Adjusted EBITDA and cost of revenue as a % of r evenue, and certain ratios and other metrics derived therefrom. These non - GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that a re significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be consid ered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company ’s presentation of these measures may not be comparable to similarly - titled measures used by other companies. The Company believes these non - GAAP measures of financial results provide useful information to management and investors regardi ng certain financial and business trends relating to the Company’s financial condition and results of operations . The Company believes that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating ongoing results of operations and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors . These non - GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - GAAP financial measures . Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward - looking non - GAAP financial measures is included. For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could be material to future results. Dis c laimer 3

Financial Information The historical financial information regarding Getty Images, Inc. contained in this Presentation has been taken from or prepared based on historical financial statements of Getty Images, Inc.. These historical financial statements provided have only been reviewed under private company standards and have not undergone a public company audit. Updating for public company disclosure requirements will likely include changes to the classification & disclosure of preferred stock, derivative instruments and foreign currency, as well as other adjustments resulting from the public company audit. An audit of the Company’s consolidated financial statements in accordance with the requirements of the Public Company Accounting Oversight Board ("PCAOB") is in process and such financial statements will be included in the registration statement/proxy statement related to the Business Combination. Accordingly, the historical financial information included herein should be considered preliminary and subject to adjustment in connection with the completion of the PCAOB audit. The Company's results and financial condition as reflected in the financial statements included in the registration statement/proxy statement may be adjusted or presented differently from the historical financial information included herein, and the differences could be material. Use of Projections This Presentation contains financial forecasts with respect to the Company’s projected financial results, including Revenue g rowth and EBITDA Margin, for the Company's fiscal years 2021 through 2022. The Company's independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data This presentation also contains estimates and other statistical data made by independent parties and by the Company relating to market size and growth and other data about the Company’s industry. This data involves a number of assumptions and limitation s, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of the future performance of the markets in which the Company operates are necessarily subject to a high degree of uncertainty and risk. Trademarks This Presentation contains trademarks, service marks, trade names and copyrights of other companies, which are the property of t heir respective owners. The Company’s use thereof does not imply an affiliation with, or endorsement by, the owners of such t rademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners to these trademarks, service marks, trade names and copyrights. For a description of the risks associated with an investment in the Company, including with respect to its business and operations, we refer you to the "Risk Factors" section in the Appendix to this Presentation. Additional Information In connection with the proposed Business Combination, the parties have filed with the SEC on January 18, 2022 a registration statement on Form S - 4 containing a preliminary proxy statement of SPAC and a preliminary prospectus of the combined company, and after the registration statement is declared effective, SPAC will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. SPAC’s shareholders and other interested persons are advised to read, when a vailable, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about SPAC, the Company and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of SPAC as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: CC Neuberger Principal Holdings II, 200 Park Avenue, 58th Floor, New York, New York 10166 (phone: (212) 355 - 5515). Participants in the Solicitation SPAC and its directors and executive officers may be deemed participants in the solicitation of proxies from SPAC’s sharehold ers with respect to the proposed Business Combination . A list of the names of those directors and executive officers and a descript ion of their interests in SPAC is contained in SPAC’s final prospectus related to its initial public offering dated July 30 , 2020 , which was filed with the SEC and is available free of charge at the SEC’s web site at www . sec . gov, or by directing a request to CC Neuberger Principal Holdings II, 200 Park Avenue, 58 th Floor, New York, New York 10166 (phone : (212) 355 - 5515 ) . Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available . The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of SPAC in connection with the proposed Business Combination . A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement for the proposed Business Combination when available . INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. The Company and SPAC reserve the right to negotiate with one or more parties and to enter into a definitive agreement relating to the transaction at any time and without prior notice to the recipient or any other person or entity. The Company and SPAC also reserve the right, at any time and without prior notice and without assigning any reason therefor, (i) to terminate the further participation by the recipient or any other person or entity in the consideration of, and proposed process relating to, the transaction, (ii) to modify any of the rules or procedures relating to such consideration and proposed process and (iii) to terminate entirely such consideration and proposed process. No representation or warranty (whether express or implied) has been made by the Company, the SPAC or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives with respect to the proposed process or the manner in which the proposed process is conducted, and the recipient disclaims any such representation or warranty. The recipient acknowledges that the Company, SPAC and their respective directors, officers, employees, affiliates, agents, advisors or representatives are under no obligation to accept any offer or proposal by any person or entity regarding the transaction. None of the Company, SPAC or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives has any legal, fiduciary or other duty to any recipient with respect to the manner in which the proposed process is conducted. Disclaimer (Cont’d) 4

Today’s Participants Craig Peters Chief Executive Officer 16 years of experience at Getty Images with Broader Experience in Media, Sports, and Technology Chinh Chu Founder and CEO 30+ years of investment and private equity experience, including 25 years at Blackstone Tawnya Crawford VP, General Manager of Custom Solutions 18 Years with Getty Images Andrew 'Dizz' Delaney Director, Head of Creative and Production 33 Years with Getty Images Rebecca Swift VP, Creative Insights 10 Years with Getty Images Mikael Cho Co - Founder & CEO of Unsplash Founded Unsplash in 2017 with Broad Experience in Media and Entrepreneurship Nate Gandert Chief Technology Officer 14 Years with Getty Images Lizanne Vaughan Chief People Officer 16 Years with Getty Images Jennifer Leyden Chief Financial Officer 5 Years with Getty Images Grant Farhall Chief Product Officer 11 Years with Getty Images Gene Foca Chief Marketing Officer 5 Years with Getty Images. Previously with Amazon and Time Warner 5

Significant Value Creation Opportunity

1 Attractive Subscription Business Model

- ✓ Accelerate recurring growth momentum
- ✓ Further penetrate and expand enterprise subscriptions and unlock significant future upside

2 Corporate Customer Opportunity

- ✓ Drive go-to-market strategy to fuel continued momentum in penetration and spend across corporate customers
- ✓ Continue expansion across large addressable customer white space
- ✓ Continue expansion across $10.6bn total addressable customer whitespace[1]

3 Video Upsell Opportunity

- ✓ Capture compelling video upsell potential driven by customer demand and product innovation
- ✓ Grow high-value video customer base with substantial remaining headroom for expansion

4 Strong Marketing ROI

- ✓ Unlock revenue upside from additional high-ROI marketing investment
- ✓ Address international white space
- ✓ ~1% increase in marketing spend as a percentage of revenue yields ~$60m of incremental[2]

5 AI / ML & Data Analytics

- ✓ Enhance market leadership position through continuous growth in content and innovation, powered by scaled & proprietary data
- ✓ Leverage sponsor experience in AI / ML to enhance data-driven organizational focus

6 Partnerships, M&A and NFTs

- ✓ Pursue several actionable levers to achieve further revenue growth upside (e.g. exclusive partnerships, strategic M&A, new product offerings, geographic expansion and NFTs)
- ✓ 10bps of NFT market share in 2025 represents ~$80mm of revenue[3]

gettyimages

1. Third Party Consultant Study, October 2021. 2020 TAM figure includes North America, EMEA and ROW.
2. illustrative revenue opportunity based on unit economics of FY 2021 CAC of ~$104 and $684 average revenue per customer in year 3, based on cohorts for FY 2015 - FY 2019. Customer Acquisition Cost (CAC) defined as Total Digital Marketing Spend divided by Total Customers Acquired in the period.
3. Based on Jefferies' forecast of $80bn+ NFT market by 2025.

gettyimages 6

Transaction Overview

- Enterprise value of $4.8 billion, 15.2x FY 2022E Adj. EBITDA based on guidance midpoint of $315 million[1,5]
- Existing Getty stockholders (other than Koch Equity Development ("KED")) will roll 100% of their existing stake and own (with KED) approximately 63% of the pro forma company, with an additional 65 million earn-out shares of the pro forma company to be issued subject to certain vesting conditions (with one-third vesting at $12.50, one-third vesting at $15.00 and one-third vesting at $17.50)
- KED will equitize $150 million of preferred equity into 15 million common shares
- 20% of the existing founder shares will be subject to certain vesting conditions, with half vesting at $12.50 and half vesting at $15.00
- $225 million PIPE consisting of $100 million from the CCNB2 sponsor, $50 million from the Getty family, and $75 million from Multiply Group
- Transaction expected to close in H1'22

Cash Sources and Uses

($ in millions)

Transaction Sources	Amount
CCNB2 Cash in Trust[2]	$828
CCNB2 FPA	200
PIPE Investors	225
Balance Sheet Cash	199
Total Sources	**$1,452**

Transaction Uses	Amount
Existing Debt Paydown	$651
KED Preferred Paydown[6]	589
Cash to Balance Sheet	100
Transaction Expenses[3]	112
Total Uses	**$1,452**

Pro Forma Valuation and Ownership

(Shares and $ in millions)

Pro Forma Shares Outstanding[7]	378.1
Share Price	$10.00
PF Equity Value	**$3,781**
(+) PF Debt	$1,119
(-) PF Cash	(100)
PF Enterprise Value	**$4,800**
PF EV / 2022E Adj. EBITDA[4,5]	**15.2x**
PF EV / 2022E Revenue[4]	**5.0x**
PF Net Debt / 2022E Adj. EBITDA[4,5]	**3.2x**



Sponsor (8%)[9]
Institutional PIPE (2%)[10]
SPAC FPA Investors (5%)
SPAC Investors (22%)
Existing Getty Stockholders[7,8] (63%)

Note: All balance sheet items reflect estimates for 3/31/2022. Anticipated close in H1'22. Assumes no redemptions. Sharecount includes 232.3 million rollover shares (including 15.0 million common shares from KED preferred equitization shares and rollover vested options on a post-exercise basis, assuming net exercise at a $10.00 share price and excluding any Getty PIPE shares), 82.8 million CCNB2 SPAC shares, 20.0 million FPA shares, 22.5 million PIPE shares and 20.6 million CCNB2 (excluding any sponsor PIPE shares) founder shares. Sharecount excludes 65.0 million seller earn-out shares, 5.14 million founder earn-out shares and 43.0 million warrants with a strike price of $11.50. Figures do not reflect impact from RSUs, warrants, or unvested and future management options. [1] Includes ~$9mm of public company costs (BOD, D&O, additional headcount and audit and professional fees). [2] Assumes no redemptions from CCNB2 Trust Account. [3] Includes SPAC deferred underwriting fee, and estimated Getty Images & CCNB2 transaction costs. [4] Based on midpoint of guidance range for FY 2022E Revenue and Adj. EBITDA. [5] Please see appendix for a reconciliation of non-GAAP measures. [6] Estimated value as of 3/31/2022, inclusive of fees related to early repayment. [7] Includes rollover vested options on a post-exercise basis, assuming net exercise at a $10.00 share price. Does not include unvested rollover options. [8] Includes 5.0 million PIPE shares related to $50 million PIPE investment from the Getty family. [9] Includes sponsor shares and 10.0 million PIPE shares related to $100 million PIPE investment from the CCNB2 sponsor. [10] Reflects 7.5 million PIPE shares related to $75 million PIPE investment from Multiply Group.

gettyimages

7

Section 1: Business Overview 8

Preeminent Global Content Creator and Marketplace

Content Consumers

200+
Countries & Territories

2.3bn+
Searches / Year

~46%
FY'21 Subscription Revenue

458k+
New Customers / Year[1]

gettyimages®

Content Creators

300
Content Partners

450k+
Contributors

80k+
Exclusive Contributors

120+
Staff Photographers and Videographers

Scalable Global Platform

Best-In-Class Technology, Unified, and Extensible

477mm+ Total Assets	**Cloud-Based**	**400+ Tech Resources**	**Proprietary Data Innovation Engine**	**540+ API Integrations[2]**	**22 Languages[3] 24 Currencies**

Note: All data based on Getty Images and iStock as of Q4 2021, excluding Unsplash.
[1] New Customers / Year based on FY'21. [2] The number of API integrations, inclusive of Unsplash, exceeds 16k. [3] gettyimages.com is currently in 12 languages.

gettyimages 9

The Getty Images Business at a Glance

Leading Content Creator and Marketplace

Comprehensive product offering across the entire value spectrum	Premium library underpinned by exclusive content	Search business with built-in feedback loop	Trusted long-term relationships with enterprise-level customers
$919mm FY'21A Revenue	**~73%** FY'21A Cost of Revenue as a % of Revenue	**~34%** FY'21A Adj. EBITDA Margin[4]	**~46%** FY'21A Subscription Revenue
~2.3bn+ Searches Per Year	**>50%** Revenue Derived from Pre-2020 Images[2]	**477mm+** Total Assets	**458k+** New Customers per Year[5]
16,000+ API Integrations[1]	**~69%** Exclusive Content Revenue[3]	**80k+** Exclusive Contributors	**120+** Staff Photographers and Videographers

gettyimages

Note: Searches, Visitors, Assets, Contributors, and Staff data for Getty Inc. are annualized as of Q3'21, excluding Unsplash.
[1] Pro forma for Unsplash acquisition, which closed April 1, 2021. [2] Based on FY'21 revenue. [3] Exclusive Content Revenue as of FY'21 [4] Please see appendix for a reconciliation of non-GAAP measures. [5] New Customers per Year based on FY'21.

10

Section 2: Company Highlights

Company Highlights 1 Vast Demand for Visual Content with Significant Whitespace 2 Compelling Value Proposition to Clients Premium Content Offering Across Creative and Editorial 3 4 Growing Customer Subscription Focus 5 Reinvigorated Go - To - Market Strategy Bolstered by Improved Marketing Deployment and Accelerated ROI 12

1 Overview of Market Opportunity 1 Third Party Consultant Study, October 2021. 2020 TAM figure includes North America, EMEA and ROW. 2 InsightSlice, November 2020. 3 Statista Digital Advertising Spending in the U.S. 2019 - 2024, as of May 21, 2021. 4 PubMatic 2020 Global Digital Ad Trends (2020). 5 Over the Top (OTT) Market - Growth, Trends, and Forecasts (2020 - 2025), Research and Markets – October 2020. 6 Clutch, March 2018. 7 Global Trends in Creative In - housing, World Federation of Advertisers, September 2020. 8 Signalfire, eMarketer. Global Visual Content Production $60bn in digital video ad spend projected to grow to $111bn by 2024 4 $100bn OTT market expected to reach $194bn in 2025 (14% CAGR) 5 Global Creative Economy Global Digital Content Market ‘19 to ‘30 CAGR of 12% 2 16% US Digital Advertising Investment CAGR ‘20 - ’24 3 Global Pre - Shot Image and Video TAM $10.6 Billion 1 ‘21 to ‘26 CAGR of ~6 - 7% 1 13 Compelling Opportunity Supported by Growing Corporate Segment and Content Creation Economy 61% Of Small Businesses Invest in Social Media Marketing 6 74% Of In - House Creative Teams were Created in the Last 5 Years 7 ~47mm Amateur and ~2mm Professional Creators 8

Compelling Value Proposition to Clients



~52%[1]

Corporations

Advertising & social media
Sales materials & product presentation
Company website & content
Internal communications



~29%[1]

Media

Movies, television, and online videos
Photo galleries & sets
Articles & books
Learning & other related content



~19%[1]

Agencies

Advertising campaigns
Political campaigns
Public relations
Sponsorship and endorsements

gettyimages

Creativity and Innovation	Simple and scaled access to high-quality visuals and talent, plus easy customization / optimization across projects
Cost Efficiency	Significantly reduced investment, environmental impact, and administrative burden relative to in-house / third-party creation
Convenience	Best-in-class, scaled infrastructure offering customers a one-stop shop for instant content access and maneuverability
Reduced Risk	Avoidance of production / access risks, authenticity / copyright risks, and commercial release risks across jurisdictions

[1] Denotes percentage of 2021 revenue.

gettyimages
14

3 Comprehensive Product Offering Across the Value Spectrum


Customers
Enterprise
SMB
Long-tail
gettyimages
iStock™
Unsplash
Affordable
Premium
Offering

gettyimages

- **Premium creative and editorial content,** including video, offered mainly to **Enterprises**
- **Preeminent Editorial offering** with 50+ premium content partners[1], a comprehensive archive, and a dedicated team of 295+[1]
- Premium Access plans offering frictionless access across **all content in one subscription**

iStock™

- **Budget-conscious** creative stills and video across basic to premium plans and various credit packs
- Customers are primarily **self-serve small and medium-sized businesses ("SMBs")**
- **Unique among competition** with extensive **exclusive content**

Unsplash

- Expansive **free stock photo collections** targeted to **high-growth prosumers and semi-professional creators**
- Significant and geographically diverse site traffic
- **Deep API integrations** across 16k+[1] creative services and platforms



Note: Getty Images acquired Unsplash on 4/1/21.
[1] As of December 2021.

gettyimages

15

3 Differentiated, Exclusive and Sustainable Creative Offering

~65% of Revenue (~42% Annual Subscription)
Unique Exclusive Content With **170mm+** Commercially Released Royalty Free Digital Assets

Active vs. Passive Approach

85+
Global Creative Team Members Providing Briefing and Art Direction to Exclusive Contributors



Investment in Proprietary Research

Evolution of Core Concepts and Visual Trends

Understanding of Authentic Depiction

Validation and Credibility Through Exclusive Partnerships

AARP · #UNSTEREOTYPE ALLIANCE · NAACP · LEAN IN · NDLA · glaad

Differentiated Content with Disproportionate Returns

60%+ [1]
Revenue from Exclusive Content



Exclusive Contributor and Content Partner Base

75k+
Exclusive Creative Contributors

Discovery · Walt Disney · Sony Pictures · Universal · Globo

Note: All data based on FY'21, unless otherwise noted. Revenue split percentages do not add up to 100% due to rounding and Other Revenue, which accounts for ~2% of total revenue excluding certain retired products, and which is not shown above.
[1] Exclusive Creative Content Revenue as of FY'21.

gettyimages 16

18

• 2.3Bn searches each year on our sites • 794k licencing customers • A global insights team conducting proprietary visual research • Regular surveys of 7,000+ consumers in 17 languages across 25 countries Creative Insights from our expert creative visual team Search Data g etty images.com and istock.com External Custom market research 19 Note: All data based on Getty Images and iStock as of Q4 2021, excluding Unsplash.

20

21

2 22

USA 23

Australia/New Zealand 24

Germany 25

Japan 26

27

28

10 years ago 5 years ago N ow

30

31

32

33

34

35

Key Partnerships 36

Disrupt Aging Collection 37

BBC Kids Collection 38

GLAAD x Getty Images LGBTQ+ Guidebook 39

The Disability Collection 40

Project #ShowUs 41

42

3 Unique and Scaled Editorial Offering

~33% of Revenue (~54% Annual Subscription)

Unmatched Scope and Scale of Coverage

160k+ Events per Year Across News, Sport and Entertainment

Award-Winning Specialists

120+ Staff Photographers and Videographers

50+ Premium Content Partners [3]

Disney, ITN, AFP, BBC, Bloomberg, The Boston Globe, Fairfax Media, NBCUniversal, CBS, sky news



DO LIFE.
23
ULTRA
LIGHT BEER
SUNS

Global Scope and Scale Across **160k+[2]** News, Sport and Entertainment Events Annually, **154mm+** Rights Managed Digital Assets and **135mm+[3] Archive** Images

Comprehensive Archive

135mm+ Images Across Geographies, Time Periods and Verticals

Deep Expertise and Capabilities

295+ Dedicated Editorial Staff [3]
3+ Decades of Experience [3]
Editorial-Specific Features

Exclusive Rights and Access

MLB, FC Barcelona, PGA Tour, Olympics, FIFA, NHL, NASCAR, NBA, F1

Note: All data based on FY'21, unless otherwise noted. Revenue split percentages do not add up to 100% due to rounding and Other Revenue, which accounts for ~2% of total revenue excluding certain retired products, and which is not shown above.
[2] Based on pre-covid 2019
[3] Data as of December 31, 2021.

gettyimages 43

4 Growing Customer Subscription Focus

Annual Subscription Revenue[1]



~29%
~36%
~44%
~46%
60%
FY15A
FY17A
FY19A
FY21A
Long Term Run-Rate

Historically Strong Retention

~105%[2]

By Revenue
FY'21

Complete Range of Subscription Products

gettyimages



PremiumAccess
Millions of high-quality images and videos. One simple plan.
Choose the Premium Access plan that gives you the best of Getty Images and iStock—all in one place.
Get the world's best images and videos
Collaborate with no limits
Stay on budget

iStock



Basic
Essentials images only
Downloads per month
10
25
50
750
$29/month
$2.90 /download
Premium
All images (Essentials & Signature)
Downloads per month
10
25
50
750
$70/month
$7.00 /download
NOW INCLUDES MUSIC
Premium + Video
All images, videos, and music (Essentials & Signature)
Downloads per month
10
25
50
Introductory offer
$99/month
$125.00/month

Comprehensiveness of Offering

gettyimages

[1] Represents annual subscription product revenue as a percentage of total revenue (excluding certain retired products).
[2] Based on annual subscriber retention for FY'21. Note retention is calculated based on LTM vs NTM booked revenue. For example, FY'21 retention represents FY'21 booked revenue vs. FY'20 booked revenue.

45

Efficient New Customer Acquisition Powering High - ROI Growt h Significant acceleration in acquisition engine efficiency New customers per million dollars of digital marketing spend New customer revenue for every dollar of digital marketing spend 1 Customer acquisition cost (CAC) 2 Strong brands and SEO positioning Data - driven intelligence powering optimization Increased presence and monetization of free offerings Expanded geographic deployment +60% +50% ~35% decline 1 Represents new customer revenue divided by digital marketing spend for the respective periods. 2 Customer Acquisition Cost (CAC) defined as Total Digital Marketing Spend divided by Total Customers Acquired in the period. 3 2019 figures include certain retired products. 5 ~ 6,000 FY2019 3 ~ 10,000 FY 2 0 2 1 ~ 1 . 0 x ~ 1 . 5 x FY 2 0 2 1 FY2019 3 ~ $1 6 0 FY 2 0 1 9 ~ $1 0 4 FY 2 0 2 1 46

47 Section 3: Value Creation Opportunity

Capturing Growth in the Corporate Segment

Compelling Growth Opportunity

- Drive corporate penetration and higher ARPU
- Leverage growing insourcing of corporate creative work

Penetration of Top 3,000 Global Corporations[1]


5%
45%
50%
Customer w/ Revenue >$50k p.a.
Customer w/ Revenue <$50k p.a.
No Direct Relationship

Sales Force Optimization

- Incentive structure to target corporate customers and cross-sell
- Continually improving sales force efficiency

Management Unlocking Value

- Alignment of sales force and marketing
- Positioned to win new logos and cross-sell
- Customer service focused to drive customer conversion and loyalty
- Custom Content driving high ARPU

Note: ARPU defined as Average Revenue per Customer.
[1] Top 3000 global corporations based on media spend from MediaRadar (April 2021) and internal 2020 Getty Images global spend by OID.

gettyimages
48

Brand and product content made simple and scalable 49

On - brief, product inclusive imagery and video that resonates with consumers and keeps our customers ahead of the curve. Solving customers’ production challenges: • Speed • Cost • Quality • Depth • Differentiation Driving meaningful business outcomes: • Strong AOV • Cost of Revenue as a % of Revenue consistent with royalty - free • Repeat business, recurring revenue Getty Images Custom Content for Canon Elevated, Exclusive Brand Content 50

Built on the Strength of Getty Images Operational experience that customers can trust Data - driven insights that ensure relevance and differentiated creative 450k+ global contributors 80k+ exclusive contributors Getty Images Custom Content for Nongshim 51

Clockwise from left, Getty Images Custom Content for: Chipotle, Amway, Toyota, NEC Trusted by the world’s biggest brands

53

“We had over 1,000 images from our Custom briefs – if we did a traditional shoot, there is no way we would have access to this amount of quality images...“ - Global Apparel Company “The image quality is excellent, as one would expect, but I also became acutely aware of how Getty’s customized contents facilitate the rationalization of time - frame and cost” – Global Home Appliance Company “J ust saw all the galleries come in for the accessible brief and they’re wonderful. Absolutely smashed it, literally just about brought me to tears. Thanks so much for this.” – Global Travel Platform 54 Obtained through customer emails to service representatives. “ What's great about Custom Content is you don't need to have a design background to commission a shoot. You put in a brief and get really great results.” – Multinational Financial Services Company

Capitalizing on Secular Tailwinds in Video

- Increased Video Demand and Cross Promotion on Website Experiences
- Expanded Sales Emphasis Across Production Segment

Continued Investment In...

- ✓ Image Partners
- ✓ Owned Editorial
- ✓ User Generated Content

Attractive Customer Trends...

- ✓ Higher Consumption
- ✓ Higher Spend Patterns
- ✓ Quality of Underlying Customer Profile


Significant Room for Growth
100%
100%
~25%
~9%
gettyimages
iStock.
Customers Licensing Video


+19%
FY'21 YoY Growth
+43%
FY'21 vs. FY'19 Growth

Music integrated into subscriptions providing additional value and upsell opportunity gettyimages

Note: Video penetration data as of FY 2021.

55

1 Represents the % implied growth between total LTM and NTM spend for yearly first purchase video cohorts. Video Penetration Leading to Positive Customer Outcomes 5 1% % Growth in Spend After First Video Purchase 1 9 6% 2 0 14 2 0 20 % Mix of Existing Customer Growers/Decliners After First Video Purchase 3 4% 2 4% 6 6% 7 6% 2 0 14 2 0 20 Flat / Decliners Growers iStock Video Editor and Premium Plus Video subscription introduced in 2021 to meet growing video demand First - time video customers spend more after their first video purchase First purchase video customers increasingly grow spend in subsequent year Significant Video Opportunity Driven by Product Innovation and Strong Customer Demand for Video Content Results in Increasingly Attractive Penetration, Utilization and Spend Patterns 56

Attractive Marketing ROI Unlocks Significant Growth Potential

Marketing Spend as % of Total Revenue[1]



Potential opportunity
~3x greater average revenue per customer[5]
(vs. ~$368 for SSTK)
+9% higher FY'21 Adj. EBITDA margin[4]
(vs. ~25% for SSTK)
~6%
~15%
gettyimages
shutterstock

Additional 1% of marketing spend as a percentage of revenue drives estimated ~$60mm[2] of new revenue, or ~7%[3] incremental growth

HIGH VALUE CUSTOMERS…

…COMBINED WITH HIGHLY PROFITABLE REVENUE FLOW-THROUGH…

…PROVIDE FOR SIGNIFICANT VALUATION UPSIDE

Highly attractive upside for Getty Images at the "turn of a dial" driven by compelling unit economics

Source: Company filings and company information.
[1] Getty Images and Shutterstock based on 2021 financials.
[2] Illustrative revenue opportunity based on unit economics of FY 2021 CAC of ~$104 and $684 average revenue per customer in year 3, based on cohorts for FY 2015 – FY 2019. Customer Acquisition Cost (CAC) defined as Total Digital Marketing Spend divided by Total Customers Acquired in the period.
[3] Illustrative revenue growth figure shown based on an additional 1% of incremental marketing spend vs. FY 2021 revenue base.
[4] Please see appendix for a reconciliation of non-GAAP measures.

gettyimages
57

Vast Opportunity to Increase Penetration Across High Growth Markets

Strong brand reputation, existing content and technology capabilities and marketing focus underpin future growth potential in Rest of World markets gettyimages



Rest of World:
13%
$115mm
Indirect:
3%
$26mm
EMEA:
33%
$303mm
Total revenue: $919mm¹
North America:
52%
$476mm

shutterstock



Rest of World:
30%
$229mm
North America:
38%
$291mm
Total revenue: $773mm¹
Europe:
33%
$253mm

Significant opportunity to focus sales and marketing spend to capture share of rapidly expanding RoW wallet

Source: Company Information and Shutterstock financials.
Note: Percentages may not add up to 100% due to rounding.
[1] Based on 2021 revenue. Getty Images revenue excludes certain retired products. Please see appendix for a reconciliation of non-GAAP measures.

gettyimages 58

Unsplash is the image asset platform for the creative long-tail



Customers
Enterprise
SMB
Long-tail
gettyimages
iStock
Unsplash
Affordable
Premium
Offering



102mm+
Monthly Image Downloads[1]
16k+
Integrations Into Platforms and Workflows
~1.7m
Searchable Photos
277k+
Contributors
6x more
Downloads than SSTK's Paid Downloads[3]
24mm+
Monthly Site Visitors[2]

gettyimages

Note: Data for Unsplash as of Q4 2021, unless otherwise noted.
1 Includes site and API downloads, and reflects the average monthly downloads from 2021.
2 Reflects average monthly site visitors from 2021.
3. As determined by SSTK's 2021 Financial Statements.

59

60 • Approximately half of traffic from direct or branded SEO. • Significant footprint of API platform integrations: — +16k partners — Nearly 50% of total Unsplash downloads in 2021 Strong Brand Equity and Global Footprint Example: Unsplash.com Organic Google Search Top Placement Google Search February 23, 2022 60 Note: All data based on Getty Images Q4 2021..

Direct Ads: Reach over 288 million content creators per year. Monetization: Advertising 61

Monetization: Advertising Native Ads: Reach targeted audiences in places you can’t buy traditional impressions. 62

• Advertisers: leading creative platforms including Microsoft, Mailchimp, Squarespace; other Fortune 500 brands in the largest brand advertising verticals (CPG, Consumer Tech, Food&Bev) • Average campaign size growth: +110% year over year (2020 - 2021) Monetization: Advertising 6 6 3 3

• Unsplash offers a complete self - serve API - entry point for developers to start incorporating stock images. • Q4 2021: Rolled out API monetization model for highest consuming platforms. — +40 partners signed immediately • Will drive additional API revenue by satisfying demand with expanded content and rights premium subscriptions. 64 64 Monetization: API Freemium

• Currently offering expanded content and protections via iStock Affiliate model. • Planned transition from Affiliate to Consumer Subscription model. • On - site subscription will provide Unsplash users more cohesive experience. 64 65 Monetization: Affiliate with planned transition to Consumer Subscription

Unique Position and Assets Provide Additional Growth Opportunities Partnerships and M&A Assets • Brands • Content • Customer base • Website traffic • Salesforce • Technology platform • Data Opportunities • New content libraries • Expanded content types • Geographic penetration • Category acceleration • Related services Web 3.0 Assets • Owned archive • Exclusive contributor community • Exclusive partners and rights • Editorial capabilities • Licensing scale Opp or t uni ti e s • Expanded licensing opportunities • Company - branded NFT offerings and marketplace • Virtual coverage Data Offerings Assets • Scaled interaction data • Proprietary research • Deep metadata • Technology platform • Unique content library • Quality • Depth and breadth • Updated • Released Opportunities • Training sets • Customer - facing data offerings • Computer vision services These growth opportunities are not reflected in forward guidance 66

Data Signals Customer Signals • Search Phrases • Image and Video Impressions and Interactions • Asset Detail Page Views • Comps and Downloads • Customer data including industry, geography, trends Large Volumes through Getty Images, iStock and API • 2.3 billion searches annually through Getty Images and iStock • Site searches may have up to 60 impressions 1 • Over 5 billion searches annually via API Data Refinement • Data science team refines this data into usable information • Data powers key systems including search • Leveraged by internal insights tools to inform Content team and Contributors 67 Note: All data based on Getty Images and iStock through Q4 2021, excluding Unsplash.. 1. An image search on Getty Images' website yields up to 60 images per page

How we use our data 2 Content 1 Search Algorithms 3 Customers Inform Contributor community about market demand • Changes in subject matter desired by customers • Style trends within the industry • Combined with proprietary research to create industry - leading insights Controls positioning within search engine • Customer interaction has direct effect on content position • As content becomes less relevant, it drops in search ranking • New content will fill the gaps to keep search fresh Engage Customer with new Visual Insight Tools • Currently building a new data insights tools for customers to use directly • Enables customers to explore active trends, changes over time, by industry and region 68

Customer Tools 69 Note: Interest Over Time is a feature within a data tool that Getty Images is working to develop in 2022

Customer Tools 70 Note: Interest By Industry is a feature within a data tool that Getty Images is working to develop in 2022

Customer Tools 71 Note: Interest By Country is a feature within a data tool that Getty Images is working to develop in 2022

Our Mission: Move the world Our Culture and Values: We are trustworthy, transparent, and honest We always raise the bar We collectively bring solutions We care, are kind, courteous, and respectful We reject biased behavior and discrimination We are inclusive of different voices, perspectives, and experiences We are one Getty Images with no silos We deliver on our commitments and commercial goals We put the customer at the heart of everything we do Credit: Brent Stirton – Winner 2021 Pictures of the Year - Science and Natural History 72

Our Goal: To Be One Of The Best Places To Work Globally Passion for Mission and Colleagues Professional D e v e l o p m e n t Diversity and Inclusion Social R es p on s ib il i t y Rewards and Recognition F l e x i b i l i t y L eadershi p Principles 73

Example: A Deep and Substantive Commitment to Diversity and Inclusion

D&I Vision - A Getty Images whose **employees**, **contributors**, and **imagery** reflects the diversity of our customers and markets around the globe.
Our culture enables individuals to come to work as themselves, be treated with respect and be given equal opportunities, and will ensure their perspectives and experiences are included in our decision making.

Content

- Coverage investments (e.g., women's sport)
- Expanded diversity behind the lens and editing staff
- Ongoing archival review to reflect contemporary societies
- Research and briefing in support of authentic and positive depiction of under-represented communities
- Partnerships to compliment, validate and amplify

Culture

- Embedded with core company culture principles (i.e., Leadership Principles)
- Global employee advisory committee on Diversity and Inclusion
- Employee onboarding, training and engagement sessions
- Mentoring programs across underrepresented employee communities
- Support of employee resource groups around shared identities, perspectives and experiences
- Broad-based translation of communications and all-company meetings

Representation

- Expanded sourcing to tap into historically underrepresented employee populations
- Expanded collection of demographic data
- Enhanced transparency in data and reporting
- Promotion, merit and compensation fairness reviews
- Strengthen benefits (e.g. gender transition support, fertility support, generous parental leave)

Customer Experience

- Publish customer-facing research via VisualGPS
- Regular webcasts on research
- Investments to reduce bias and increase diversity in search algorithms and results
- Introduction of customer-facing search capabilities and features


Diversity & Inclusion at Getty Images
World Together: Diversity & Inclusion
Mission
Vision
Why is Diversity and Inclusion Important at Getty Images?
Diversity and Inclusion Vision
Announcements

gettyimages
74

1366677299, Claflin University Example: HBCU Partnerships and Grant Program • Initial program funding via Getty Family trusts and Stand Together • Grants to secure HBCU’s visual history — Preservation — Digitization — Metadata • Content representation by Getty Images — Expanded story - telling — Revenue and royalty generation • Reinvestment — Expanded preservation and participation — Scholarship funding in partnership with UNCF 75

Example: Employee Flexibility 76 • Implemented Flexible Working Principles prior to COVID - 19 • Significant technology investments in support of employee flexibility — Laptops — Home monitors — VOIP systems — Communication applications (e.g., Zoom, Slack, etc.) • Training and information access in support of out - of - office staff management and experience • Investments in employee well - being programs • Post - COVID expansion of work - from - home — Over 75 percent of staff choosing to work remotely more than 50 percent of the time — Revised offices and benefit offerings in support of various employee work preferences — Altering traditional office - led employee morale and connection programs

Translating to Business Impact: Employee Engagement 81.3% 61.6% 68.9% 70.5% 72.7% 73.3% 2016 CENSUS 2017 CENSUS 2018 CENSUS 2019 CENSUS 2020 CENSUS 2021 CENSUS Getty Images Employee Engagement Favorability Company Average – O.C. Tanner 2022 Global Culture Report Highly Engaged Benchmark – Quantum Analytics Improvements translate to improved employee productivity aligned to revenue growth and cost efficiency with high levels of retention (2021 Attrition Rate = 11.3 percent) 77

Section 4: Financial Overview 78

Financial Highlights Highly Durable, Recurring Subscription Base with Strong Retention Rates 1 2 Sustainable Long - Term Financial Algorithm and Ability to Further De - lever Strong Margins and FCF Conversion 5 3 Favorable Operating Metrics as Compared to Key Industry Peers and Competitors 4 Resilient, Diversified Business Mix and Flexible Cost Structure Enables Ability to Navigate Varying Economic Conditions 79

459 503 518 533 597 276 296 295 267 307 1 4 1 5 $955 $7 4 9 $8 1 5 16 $8 2 5 13 $8 1 2 13 $9 8 0 $919 F Y 1 7 A F Y 1 8 A F Y 1 9 A F Y 2 0 A F Y 2 1 A F Y 2 2 E 1% Creative (2%) E d i t o r i a l O t h e r 13% % Growth: Note: All figures exclude certain retired products. Please see appendix for a reconciliation of non - GAAP measures. 1 FY21A – FY22E revenue growth rate and FY17 – FY22E Revenue and cost of revenue as a % of revenue CAGRs based on the midpoint of FY22E guidance range. 9% $688 $5 3 2 $5 8 3 $5 8 8 $5 8 7 $6 7 1 $7 0 6 71. 0% 71. 6% 71. 2% 72. 3% 73 . 0% 72. 0 % F Y 17 E F Y 18 A F Y 19 A F Y 20 A F Y 21 A F Y 22 E % margin Revenue less Cost of Revenue 44% 46% 46% % Subscription: 36% 39% 3% 5% 1 Revenue ($ in millions) ($ in millions) Summary Financial Overview 46% Strong average annual growth despite COVID effect on Editorial 80 ($ in millions)

Summary Financial Overview (Cont'd)



Adj. EBITDA[1]
($ in millions)
13.5% CAGR (FY 2017 – FY 2022E)[2]
$167
$211
$245
$271
$309
$320
$310
22%
26%
30%
33%
34%
33%
FY17A
FY18A
FY19A
FY20A
FY21A
FY22E[3]
% margin



Free Cash Flow[4]
($ in millions)
% Conversion[5]:
65.6%
76.9%
81.4%
83.4%
84.1%
82.5%
18.9% CAGR (FY 2017 – FY 2022E)[2]
$110
$162
$200
$226
$260
$264
$256
FY17A
FY18A
FY19A
FY20A
FY21A
FY22E
Capex[6]:
$64.3
$52.4
$45.5
$44.9
$49.3
$55.1
Capex % of revenue[7]:
7.7%
6.0%
5.5%
5.5%
5.4%
5.7%

Note: Please see appendix for a reconciliation of non-GAAP measures.
[1] Adj. EBITDA is defined as public company adjusted for non-recurring and certain retired products. Adj. EBITDA margin based on revenue excluding certain retired products. [2] FY17 – FY22E CAGRs based on the midpoint of FY22E guidance range. [3] FY22E Adj. EBITDA includes ~$9 million of public company costs (BOD, D&O, additional headcount and audit and professional fees). [4] Free Cash Flow is defined as Adj. EBITDA – Recurring Capex. [5] % Conversion is defined as Free Cash Flow / Adj. EBITDA. [6] Includes one-time time capex items of ~$7 million related to Salesforce Implementation and Platform Unification in 2017, and ~$4 million related to Cloud Migration in 2018.
[7] Based on recurring capex divided by revenue excluding certain retired products.

gettyimages

81

8.2% 4.3% 0.5% 3.6% 2.6% CAGR 2017 - 2019 FY19 vs. FY21 Impact of Excluding COVID Affected Products Impact of Excluding Certain Retired Products Reported Growth is Accelerating Creative has accelerated from 6% to 15% growth, driven by simplicity of RF Stills and growth in Video Adjusting for COVID impacted products, Editorial growth has strengthened Overall company growth has tripled 1 % growth excluding certain retired products. 2 % growth excluding COVID impacted products. 3 % growth excluding certain retired products and COVID impact. 10.3% 6.8% - 0 .8% 5.1% CAGR 2017 - 2019 Reported FY19 vs. FY21 Impact of Certain Retired Products 4.0% 7.2% 3. 2 % CAGR 2017 - 2019 FY19 vs. FY21 Reported Impact of Excluding COVID Affected Products 6.0% 1 11.3% 2 4.8% 3 14.3% 3 Impact driven primarily by reduction in sporting and entertainment events Accelerated New Customer Growth Optimized Sales Organization Fully Transitioned to Royalty Free Creative Model Full Complement of Subscription Offerings Introduction of Custom Content Eliminated Go - forward Drag from Certain Retired Products Creative Revenue Growth 15 . 3% 1 Editorial Revenue Growth Total Company Revenue Growth 82

Differentiated on Business and Performance Source: Company Management, Public filings. Note: Data as of FY’21, unless otherwise noted. 1 Getty Images’ growth is adjusted for certain retired product impacts and the acquisition of Unsplash; Getty Images’ reported rev enue growth was 13.2%; Shutterstock’s reported growth was 16.0%, which included 5.2% for its Turbosquid and PicMonkey acquisitions; 2 Getty Images’ calculation is based on direct booked revenue (LTM 12/31) divided by number of purchasing customers; 3 Adj. EBITDA is a non - GAAP financial measure and is defined as public company adjusted for non - recurring and certain retired products. Adj. EBITDA margin based on revenue excluding certain retired products. Please see appendix for a reconciliation of non - GAAP measures. 33 . 7 % Adj. EBITDA Margin 3 25 . 0% > 46% % Subscription Revenue 41% > ~ $ 1 , 1 5 8 Average Revenue Per Customer 2 ~ $ 36 8 > Organic Revenue Growth 1 12 . 3% 10 . 8% > 50+ Premium Editorial Content Partners <10 > 80 k + Exclusive Contributors -- > 83

6 56 6 88 6 72 7 15 7 94 FY 1 7 A FY 1 8 A FY 1 9 A FY 2 0 A FY 2 1 A Total Active Annual Subscribers 2 LTM Annual Subscriber Revenue Retention Rate 3 30 45 53 59 75 FY 1 7 A FY 1 8 A FY 1 9 A FY 2 0 A FY 2 1 A 98 . 7% 1 0 1 . 3% 97 . 5% 87 . 9% 1 04 . 5 % FY 1 7 A FY 1 8 A FY 1 9 A FY 2 0 A FY 2 1 A 1 Based on booked revenue. Excludes Latam, Turkey and Israel. 2 Excludes Brazil, Latam, Turkey, Israel and Indirect. Thinkstock is included for periods prior to 2019. 3 Annual subscriber includes customers on iStock Annuals, Premium Access, Editorial Subscription, MMS and Custom Content. Excludes Brazil, Latin America, Turkey, Indirect and UU. Excludes Thinkstock and RM ALC. Total Purchasing Customers 1 (in thousands) ( in thousands) COVID Impacted 5 7 6 8 8 9 FY 1 7 A FY 1 8 A FY 1 9 A FY 2 0 A FY 2 1 A Getty Images Excels Across Key Performance Indicators 84 Annual Paid Download Volume (in millions) COVID Impacted 84 83

1 Attachment is calculated as % of downloaders who downloaded video from all offerings (inclusive of subscription and non - subscription products). Getty Images Excels Across Key Performance Indicators (Cont’d) 322 362 400 426 458 F Y 17 A F Y 18 A F Y 19 A F Y 20 A F Y 21 A 7 9 12 17 20 F Y 17 A F Y 18 A F Y 19 A F Y 20 A F Y 21 A Video Attachment Rate 1 7. 9% 9. 2% 1 0 . 3% 1 0 . 9% 1 2 . 1 % FY 1 7 A FY 1 8 A FY 1 9 A FY 2 0 A FY 2 1 A Video Collection (in millions) Image Collection (in millions) 85

~46% 1 of subscription revenue with a global customer success sales team dedicated to maintaining and upselling renewals Getty Images has a Predictable and Adaptable Financial Model Consistently strong revenue retention rates across both subscription and non - subscription products Accelerating new customer growth driven by efficient and nimble marketing deployment Stable, high margins with steady and scalable cost base Proven history of navigating periods of economic downturn and mitigating negative revenue impacts via disciplined cost management 1 2 3 4 1 As of FY21. 86

Getty Images has a Long - Term Financial Algorithm to Drive Value Long - Term Organic Growth Model Revenue Growth Adj. EBITDA Growth Adj. EBITDA Margin Capex as a % of Revenue 5% - 7%+ 8% - 11% Mid 30%’s 5.5% - 6% Revenue Less Cost of Revenue (as % of Revenue) Low 70%’s “Odd - Even” Year Growth Cycle: $10m - $12m of incremental revenue during even years as growth is impacted by benefit from US election cycle and sporting events (Olympics, World Cup, etc.) Additional Potential Upside from Acquisitions and New Products / Capabilities Across the Creative Economy (e.g., NFTs, Data) Note: Change in NWC is not material. 87

~3.2x 2 3 ~2.5x – 3.0x Pro Forma Ta r ge t Target Net Debt / Adj. EBITDA 4 Investment in Marketing to Drive Growth Investment in Data Capabilities and Technology to Drive Product Innovation Oppo r t u n i s ti c a l l y Evaluate M&A Balance Capital Structure and Shareholder Return Priorities for Cash Flow Spend 1 Levered Pre - Tax Free Cash Flow is defined as Adj. EBITDA less capital expenditures, interest and other adjustments. 2 Based on proposed transaction structure, reflecting estimates for 3/31/2022. 3 Based on midpoint of guidance range for FY 2022E Adj. EBITDA. 4 Please see appendix for a reconciliation of non - GAAP measures. Pro forma net leverage ratio may vary depending on redemption levels and cash availability. 5 Assumes a full year of interest expense savings after de - levering to 3.2x. 6 Expectation based on long term organic growth model, using excess cash flow to pay down debt. Capital Structure and Cash Flow Priorities $1 1 7 $76 $47 $11 $1 7 2 $2 25 + FY 1 7 A FY 1 8 A FY 1 9 A FY 2 0 A FY 2 1 A Pro Forma Levered Pre - Tax Free Cash Flow 1 ($ in millions) Expect to be within target leverage range within 24 months 6 Pro forma 5 for this transaction, including debt paydown & repricing / refinancing, we expect $225mm+ in Levered Pre - Tax FCF, representing a ~$55mm uplift 88

Investment Highlights

1 Strong Competitive Differentiation

- **Blue-chip company with scarcity value**
- **Highest quality, exclusive content library**, including partnerships with leading media, entertainment and sports properties to serve diverse enterprise, SMB, and prosumer customer base
- **Marketplace with strong network effects** across content creators and consumers
- **Proprietary search and AI / ML technologies** drive superior content platform

~46% Subscription Revenue[1]

~69% Exclusive Content Revenue[1]

794k+ Total Purchasing Customers[1]

50+ Premium Partners[1] + Exclusive Rights Access

BBC, sky news, AFP, NBA, Bloomberg, FIFA

2 Accelerating Tailwinds in an Attractive Industry

- **Accelerating demand for visual and digital content** with **significant and growing white space**
- Digital advertising investment tracks **content consumption growth, catalyzed by video**
- Rapid acceleration in digital media consumption and proliferation of social media and the "creator economy" = **extensive long-tail opportunity**

$12bn+ Digital Content TAM[2]

$60bn+ Digital Video Ad Spend[3]

3 Compelling Entry Valuation

- **Attractive intrinsic valuation**
  - Entry at mid-single digit PF FCF yield with mid to high single digit plus organic revenue growth and high incremental margins, low capital intensity and substantial upside opportunities
- **Attractive entry valuation relative to peers offers substantial upside**
  - **5x discount** to peers on an EV / Adj. EBITDA basis

CY2022E EV / Adj. EBITDA[4]



15x[6]
gettyimages
20x
Broader Peers[5]

4 Significant Value Creation Opportunity

- **Deep Sponsor experience and expertise** in building and scaling **data and content driven businesses** and will collaboratively work with management to seamlessly execute on a substantial value creation opportunity
- **Accelerate revenue growth** by executing and capitalizing on opportunities such as increasing subscription revenue, a growing corporate customer segment, and compelling future / existing upsell opportunities (e.g. Video)
- Increased focus on **AI/ML and data-driven initiatives to drive significant improvement in customer acquisition & marketing ROI**, to pursue the cutting edge in image/video tagging, and to optimize search capabilities
- Foundation for future growth through **exclusive partnerships, strategic M&A, new product offerings and continued international expansion**
- **Significant upside opportunity in NFTs** given Getty's unique and comprehensive content library gettyimages

[1] Subscription Revenue as of FY'21. Total Purchasing Customers for FY'21. Exclusive Content Revenue as of FY'21. Premium Partners as of December 31, 2021. [2] InsightSlice, November 2020. 2020 TAM extrapolated based on $11bn TAM estimate for 2019, with a 12% growth rate applied based on '19-'30 CAGR of 12%. [3] PubMatic 2020 Global Digital Ad Trends (2020). [4] Company filings and FactSet as of 3/11/2022. [5] Broader peers includes median of: Shutterstock, Etsy, GoDaddy, Adobe, Avid Technology, Wix, Squarespace, Universal Music Group, Warner Music Group and The New York Times. [6] Based on midpoint of guidance for 2022E Adj. EBITDA. Please see appendix for a reconciliation of non-GAAP measures.

gettyimages

89

Click to view video

Appendix ID #, Photographer Name 91

GAAP vs. Non - GAAP Reconciliation 1 Represents the removal of the historical revenue and cost of revenue as a % of revenue for certain retired products (e.g., Rights Managed, Thinkstock, Unauthorized Use). 2 Non - recurring expense related to the impairment of long - lived assets, accretion on leases, legal claim settlements and income / loss from equity investments. 3 Includes Gain/Losses on FX Currency, Gain/Losses on FV of Hedge Derivatives and Interest Income from Investments. 4 Projected EBITDA burdened for estimated incremental public company costs. 92

The risks presented below are certain of the general risks related to the business, industry and ownership structure of Griffey Global Holdings, Inc. and its subsidiaries (collectively, the “Company”) and are not exhaustive. The list below is qualified in its entirety by disclosures contained in future filings by the Company, its affiliates or by third parties with the United States Securities and Exchange Commission (“SEC”). These risks speak only as of the date of the presentation, and neither the Company nor CC Neuber ger Principal Holdings II undertake any obligation to update the disclosures contained herein. The risks highlighted in future filings with the SEC may differ significantly from and will be more extensive than those presented below. Additional risks related to the Company in connection with and following the consummation of the Business Combination are described above under “Forward Look ing Statements” and elsewhere under “Disclaimer”. In making any investment decision, you should rely solely upon independent investigations made by you. You acknowledge that you are not relying upon, and have not relied upon, any of the following summary of risks or any other statement, representation or warranty made by any person, firm or corporation, other than the statements, representations and warranties of the Company and CC Neuberger Principal Holdings II explicitly contained in any subscription agreement you enter into in connection with the contemplated investment. You acknowledge that you have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Company, and you have sought such accounting, legal and tax advice as you have considered necessary to make an informed investment decision. Risks Related to the COVID - 19 Pandemic • The effect of the COVID - 19 pandemic on our operations, and the operations of our customers, partners and suppliers, has had, and is expected to continue to have an effect on our business, financial condition, cash flows and results of operations. • The impact of worldwide economic, political and social conditions may adversely affect our business and results of operations. Operational Risks Relating to Our Business • Our business depends in large part on our ability to attract new and retain existing and repeat customers. • We may be unable to offer relevant quality and diversity of content to satisfy customer needs, including due to an inability to license content owned by third parties, which may become unavailable to us on commercially reasonable terms or may not be available at all. • Our business is highly competitive, and we face intense competition from a number of companies, which could reduce our revenues, margins and results of operations. • We may be unsuccessful in executing our business strategy. • Failure to achieve our projected cost savings could adversely affect our results of operations and eliminate potential funding for growth. • We may lose the right to use “Getty Images” trademarks in the event we experience a change of control or otherwise exceed the permitted usage of this trademark. • We operate in new and rapidly changing markets, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful. • Expansion of our operations into new products, services and technologies, including content categories, is inherently risky and may subject us to additional business, legal, financial and competitive risks. • If we cannot continue to innovate technologically or develop, market and sell new products and services, or enhance existing technology and products and services to meet customer requirements, our ability to grow our revenue could be impaired. • The manner in which our customers’ industries change could adversely affect our future revenues and limit our future growth p rospects. • We rely on third parties to drive traffic to our website, and these providers may change their search engine algorithms or pricing in ways that could negatively affect our business, results of operations, financial condition and prospects. • Our operation in and continued expansion into international markets is important for our business. As we continue to expand internationally, we face additional business, political, regulatory, operational, financial and economic risks, any of which could increase our costs or otherwise limit our growth. • Unless we increase customer and supplier awareness of certain of our new and emerging products and services, our revenue may not continue to grow. • The impact of currency fluctuations could adversely and materially affect our business and results of operations. • We may be unable to adequately maintain, adapt and upgrade our websites and technology systems to ingest and deliver higher quantities of new content and allow existing and new customers to successfully search for our content. • We may not be able to continue the growth of our business at rates reflective of our historical growth rates or at all. • We may not meet our growth objectives and strategies, which may impact our competitiveness and results of operations. • Technological interruptions that impair access to our websites or the efficiency of our websites and technology systems could damage our reputation and brand and adversely affect our results of operations. • Our failure to protect the proprietary information of our customers and our networks against security breaches could damage our reputation and expose us to liability and protracted and costly litigation. • We may not be successful in acquiring or integrating new content and product lines. Risks Relating to Personnel • The loss of key personnel, an inability to attract and retain additional personnel or difficulties in the integration of new members of our management team into our company could affect our ability to successfully grow our business. • We may be exposed to risks related to our use of independent contractors. Risks Related to Our Intellectual Property and Confidential Information • Our business and prospects would suffer if we are unable to protect and enforce our intellectual property rights and confidential information. • Our products and services may infringe on intellectual property rights of third parties, which could require us to incur substantial costs and distract our management. Risk Factors 93

Risk Factors (Cont’d) Risks Relating to Legal and Regulatory Matters • An increase in government regulation of the industries and markets in which we operate, including with respect to the internet and e - commerce, could have a negative impact on our business. • Our operations may expose us to greater than anticipated income and transaction tax liabilities that could harm our financial condition and results of operations. • We collect, store, process, transmit and use personally identifiable information and other data, which subjects us to governmental regulation and other legal obligations in many jurisdictions related to privacy, information security and data protection. Our actual or perceived failure to comply with such legal obligations by us, or by our third - party service providers or our partners, could harm our business. • We are subject to payments - related risks that may result in higher operating costs or the inability to process payments, either of which could harm our financial condition and results of operations. • If our goodwill or other intangible assets become impaired, we may be required to record a significant charge to earnings. • Our ability to obtain additional capital on commercially reasonable terms may be limited. • We are, from time to time, subject to various litigation, the unfavorable outcomes of which might have a material adverse effect on our financial condition, results of operations and cash flow. Risks Related to CC Neuberger Principal Holdings II’s Securities • If the Business Combination’s benefits do not meet the expectations of investors, shareholders or financial analysts, the mar ket price of CC Neuberger Principal Holdings II’s securities may decline after the closing of the Business Combination. • An active trading market for CC Neuberger Principal Holdings II’s Class A ordinary shares may not be available on a consisten t basis to provide shareholders with adequate liquidity. The share price may be extremely volatile, and shareholders could lose a significant part of their investment. • CC Neuberger Principal Holdings II’s Class A ordinary shares may fail to meet the continued listing standards of The New York St ock Exchange (“NYSE”), and additional shares may not be approved for listing on NYSE. • Because the Company has no current plans to pay cash dividends for the foreseeable future, you may not receive any return on investment unless you sell your shares for a price greater than that which you paid for them. • If, following the business combination, securities or industry analysts do not publish or cease publishing research or reports a bout the Company, its business, or its market, or if they change their recommendations regarding the Company’s securities adversely, the price and trading volume of the Company’s securities could decline. Risks Related to CC Neuberger Principal Holdings II and the Business Combination • The combined company will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations. • CC Neuberger Principal Holdings II Sponsor LLC (“Sponsor”) and each of CC Neuberger Principal Holdings II’s officers and dire cto rs agreed to vote in favor of the Business Combination, regardless of how CC Neuberger Principal Holdings II’s other shareholders vote. • Since the Sponsor and CC Neuberger Principal Holdings II’s directors and executive officers have interests that are different , o r in addition to (and which may conflict with), the interests of CC Neuberger Principal Holdings II’s other shareholders, a conflict of interest may exist in determining whether the Business Combination with the Company is appropriate as CC Neuberger P rincipal Holdings II’s initial business combination. Such interests include that the Sponsor and CC Neuberger Principal Holdings II’s directors and executive officers, may lose their entire investment if a business combination is not completed, and that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete the proposed Business Combination, even if it is with a less favorable target company or on less favorable terms to shareholders, rather than liquidate CC Neuberger Principal Holdings II. • The ability to successfully effect the Business Combination and to be successful thereafter will be totally dependent upon the efforts of key personnel, some of whom may be from CC Neuberger Principal Holdings II and the Company, and some of whom may join the Post - Combination Company following the initial Business Combination. The loss of key personnel or the hiring of ineffective personnel after the Business Combination could negatively impact the operations and profitability of the post - combination business. • CC Neuberger Principal Holdings II and the Company expect to incur significant transaction costs in connection with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for corporate purposes by CC Neuberger Principal Holdings II if the Business Combinations not completed. • The ability of CC Neuberger Principal Holdings II’s shareholders to exercise redemption rights with respect to a large number of outstanding CC Neuberger Principal Holdings II Class A ordinary shares could increase the probability that the Business Combination would be unsuccessful. • The Company’s operating and financial forecasts, which were presented to the CC Neuberger Principal Holdings II Board of Dire ctors, may not prove accurate. • The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all. • Past performance by CC Neuberger Principal Holdings II, including its management team and affiliates, may not be indicative of future performance of an investment in CC Neuberger Principal Holdings II or the Post - Combination Company. 94